SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 12, 2004

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

Suite 300, 570 Granville Street

Vancouver, B.C.  V6C 3P1

November 15, 2004

TSX: QC

Financial Results for Third Quarter, 2004

Vancouver, British Columbia, November 15, 2004  -Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce its financial results for the three and six months periods ended September 30, 2004.

HIGHLIGHTS

  Loans outstanding up 23% and 70% respectively over the prior quarter and year ended December 31, 2003;

  Loans outstanding at September 30, 2004 totalled $55.1 million;

  Net earnings for the three month and nine month periods were $3.8 million ($0.04 per share) and $12.5 million ($0.14 per share) respectively;

Financial Results

During the third quarter of 2004, demand for loans increased.  During this period Quest structured almost $70 million in loans of which $28.3 million was funded by Quest itself, the balance of the loans was syndicated.  As at quarter end, Quest held for its own account $55.1 million in loans and convertible debentures.  In addition, Quest held approximately $17.0 million in marketable securities and investments with a total market value of $21.1 million.

Earnings for the three month and nine month periods were $3.8 million ($0.04 per share) and $12.5 million ($0.14 per share) respectively.   Earnings for the third quarter include $1.8 million in gold sales recovered as part of the rinsing of the heap at the Castle Mountain property located in California.  Quest is still in the process of shutting down and reclaiming the Castle Mountain property and the Brewery Creek property located in the Yukon.  Further recovery of gold is not expected to continue after year-end.  In addition, earnings were impacted by a $1.0 million reduction in the carrying value of our marketable securities and investments.  Quest generally records the value of the securities it receives as a bonus for its loan transactions at the market value when the transaction is completed.  Investments are recorded at their cost.  Changing market conditions may impair the value of some of our securities and investments which may result in a write down of their carry value.

Financial Position and Liquidity

The Company’s asset base and working capital position continue to grow. Total assets as at September 30, 2004 were $106.5 million compared to $96.1 million as at December 31, 2003.  Total assets as of September 30, 2004 include $15.5 million of cash, $55.1 million in  loans and convertible debentures, $17.0 million in securities with a market value of approximately $21.1 million (September 30, 2004), $11.1 million of appropriated and restricted cash set aside to fund the closure obligations at the Company’s two resource properties and $4.5 million in trust (subsequently returned to the Company in October 2004).

Outlook

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services, specifically loans to small and mid-cap companies.  Recently, the Company has expanded its lending business to include secured first and second real estate mortgages.  Quest's primary expertise is providing asset backed commercial loans of between $500,000 and $20,000,000 to publicly listed companies, generally operating in industries such as mining, oil and gas, real estate and manufacturing.

The Company's shares are listed on the Toronto Stock Exchange and trade under the symbol QC.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact investor relations at 1-800-318-3094:

Quest Capital Corp.

“Brian E. Bayley”

“A. Murray Sinclair”

Chief Executive Officer

Managing Director

For additional information, please contact;

Michael Atkinson

Director of Business Development

Tel:

(604) 689-1428

Toll free:

(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

MANAGEMENT’S  DISCUSSION AND ANALYSIS

THIRD QUARTER REPORT SEPTEMBER 2004

Description of Business, Operations and Financial Condition

The following information, prepared as of November 4, 2004, should be read in conjunction with the audited financial statements for the year ended December 31, 2003 and 2002 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s principal focus is providing financial services, specifically providing loans to small and mid-cap companies and high net worth individuals.   Recently, the Company has expanded its lending business to include secured first and second real estate mortgages.  The Company also provides a range of consulting, management and administrative services and has expanded its array of services to include generating fees from assisting companies in the raising of equity capital by way of private placements.

The Company’s asset base and working capital position continue to grow. Total assets as at September 30, 2004 were $106.5 million compared to $96.1 million as at December 31, 2003.  Total assets as of September 30, 2004 include $15.5 million of cash, $55.1 million in  loans and convertible debentures, $17.0 million in securities with a market value of approximately $21.1 million (September 30, 2004), $11.1 million of appropriated and restricted cash set aside to fund the closure obligations at the Company’s two resource properties and $4.5 million in trust, subsequently returned to the Company in October 2004, pursuant to an agreement with Proprietary Industries Inc - Refer to Note 7.

RESULTS OF OPERATIONS

For the three months ended September 30, 2004, the Company had consolidated net earnings of $3.8 million ($0.04 per share) as compared to earnings of $2.9 million ($0.03 per share) for the corresponding period in 2003.   For the nine months ended September 30, 2004, the Company had consolidated net earnings of $12.5 million ($0.10 per share) compared to net earnings of $3.5 million ($0.10 per share) in 2003.

Revenues

Interest revenue and related fees have increased in 2004 as compared to 2003 due to the higher level and volume of  loans and convertible debentures.  Total loans and convertible debentures as at September 30, 2004 were $55.1 million compared to $32.3 million as at December 31, 2003.

Management and finder’s fees have increased in 2004 as compared to 2003 as result of acquiring Quest Management Corporation in June 2003 and the receipt of finder’s fees.

Gold production from the wind-down of operations at the Castle Mountain property has become nominal and, as a result, effective January 1, 2004, this property is considered to be in the decommissioning stage of its operation.  As a result, the sale of gold is no longer recorded as Gold Sales.  Gold recovered in 2004 is recorded as Other Income as it is sold.

Expenses/Income:

Cost of sales in 2003 was attributable to costs associated with the gold recovered.  Effective January 1, 2004, the incremental costs of recovering gold during the decommissioning stage of operations at the Castle Mountain property are nominal and have been included in the Company’s estimated asset retirement obligation provision.

Accretion expense is the change in the asset retirement obligation for the Company’s two resource properties due to the passage of time calculated by applying the credit-adjusted risk-free interest rate that existed when the liability, or portion, thereof, was initially measured.

Salaries and benefits have increased in 2004 as compared to the same period in 2003 as a result of the Company’s expansion and need for additional employees.

For the nine months ended September 30, 2004, 1,855,077 options vested resulting in the Company recording a stock-based compensation expense of $1.1 million.

Professional and legal fees decreased in the three months ended September 30, 2004 as compared to the corresponding period in 2003 as a result of resolving the legal claim in Australia in the second quarter of 2004.

Other Income:

Other income includes the net proceeds of approximately $2 million received from the settlement of the Company’s legal claim in Australia and the proceeds from the sale of 4,300 ounces of gold of which 3,300 ounces were sold in the third quarter.  For the nine months ended September 30, 2004, the Castle Mountain property recovered to the Company’s interest approximately 4,900 ounces of gold of which 600 ounces remain to be sold.

Gain on Sale of Investments & Marketable Securities

The Company has realized a $2.7 million gain on sales of investments and securities for the nine months ended September 30, 2004 as compared to a $2.5 million gain for the corresponding period in 2003.

Write-down of marketable securities and investments

For the nine months ended September 30, 2004 the Company’s has written the down the carrying value of its marketable securities by $0.3 million.

In the third quarter of 2004, the Company wrote down the carrying value of its investments by $0.7 million as a result of impairment in value that the Company considers being other than temporary.

Foreign Exchange Gain/(Loss)

During the first half of 2004, the Company reduced its foreign exchange risk and converted its US dollar cash held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.5 million.

Changes in Asset Retirement Obligations

For the nine months ended September 30, 2004, changes in asset retirement obligations of $0.7 million is a result of actual reclamation expenditures being less than the estimated cost to complete the reclamation obligations at the Company’s two resource properties.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

	Third	Second	First	Fourth
	Qtr 2004	Qtr 2004	Qtr 2004	Qtr 2003

Total Revenues	3,498	2,532	3,295	3,191
Net Earnings/(Loss)	3,766	5,834	2,935	(4,890)
Basic and Diluted Earnings/(Loss) Per Share	0.04	0.07	0.03	(0.06)
Total Assets	106,578	104,356	99,207	96,110
Long-term Financial Liabilities	6,644	8,325	9,501	10,491

	Third	Second	First	Fourth
	Qtr 2003	Qtr 2003	Qtr 2003	Qtr 2002

Total Revenues	2,955	2,009	2,313	3,389
Net Earnings/(Loss)	2,877	(510)	1,161	(1,817)
Basic and Diluted Earnings/(Loss) Per Share	0.03	(0.01)	0.03	(0.05)
Total Assets	92,926	92,843	48,331	50,344
Long-term Financial Liabilities	10,138	11,708	13,235	14,051

LIQUIDITY

The Company’s cash resources of $15.5 million as at September 30, 2004 have decreased by $16.4 million from December 31, 2003 as a result of the increased demand for loans and the Company lending its available cash.

For the nine months ended September 30, 2004, cash flow from operations provided $8.2 million as compared to operations requiring $0.4 million for the same period in 2003.  The increase is primarily due to the higher volume and level of interest and related fees received as result of the Company expanding its merchant banking operations and the $2.0 million received from a legal settlement.

The Company continues to deploy its available resources in providing financial services to small and mid-cap companies and more recently expanding its lending business to include secured first and second real estate mortgages. Earnings and the Company’s asset base is subject to the number and level of  loans completed, the nature and credit quality of the  loan portfolio, including the quality of the collateral security obtained by the Company and the return it is able to generate on its portfolio.

The Company has also entered into agreements to advance or syndicate further funds of $9.9 million.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other certain terms.

At September 30, 2004, the Company had appropriated cash of $6.0 million in a voluntary sinking fund that it will use to fulfill reclamation obligations at the Castle Mountain property.  In addition, the Company has restricted cash of $5.0 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek property.   As at quarter end, the Company had a total of $11.0 million of appropriated and restricted cash, which is $4.4 million in excess of the  Company’s provision for its asset retirement obligations at the Castle Mountain and Brewery Creek properties.

In September 2004, the Company entered into an agreement pursuant to which the Company, or purchasers designated by the Company, would subscribe on a private placement basis for approximately 14.9 million shares of Proprietary Industries Inc. (“Proprietary”) at a price of $0.60 per share and to place in trust $4.5 million of cash.  In October 2004, this agreement was terminated and the $4.5 million of cash was returned to the Company.

In October 2004, the Company subscribed for approximately 27% of PPI Acquisition Corp. (“PPI”), a private company that has made an offer to acquire all of the issued and outstanding common shares of Proprietary at a price $0.64 per share in cash (“Offer”).  In addition the Company entered into a commitment letter pursuant to which the Company has agreed to lend to PPI approximately 27% of the amount necessary for PPI to acquire the Proprietary common shares deposited and taken-up under the Offer.    If all of the common shares of Proprietary are deposited and taken-up under the Offer, the Company would be required to lend PPI approximately $10.2 million.

The Offer is subject to customary conditions, including a minimum deposit condition of at least a majority of the Proprietary common shares, including those shares held at the time of expiry of the Offer by PPI.

The Company’s also has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2004 – 2008 is $610,000.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan or in which it makes an equity investment.  The nominees may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has  loans and convertible debentures of $3.5 million due from  parties related by virtue of having certain directors and officers in common.  During the nine months ended September 30, 2004, the Company received $0.7 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of  loans to diversify the risk associated with its loan portfolio and has received syndication fees from parties related by virtue of having certain directors and officer in common.

As at September 30, 2004, the Company held $8.7 million of shares in publicly traded or private companies related by virtue of having certain directors and officer in common.  The Company realized a $0.2 million gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the nine months ended September 30, 2004, the Company received $0.9 million in management and finder’s fees from companies related by virtue of having certain directors and officers in common.

CRITICAL ACCOUNTING ESTIMATES

Loans are stated net of an allowance for credit losses on impaired loans.  In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of the borrowers.  There is a risk that the Company’s provision for loan losses of $1.5 million may be insufficient to protect against losses in its loan portfolio due to (i) misjudgment by management of the potential losses in the Company’s loan portfolio (ii) the Company’s inability to realize sufficient proceeds from the disposition of the collateral or (iii) discrete events that adversely affect customers, industries or markets.

Marketable securities include the shares received from borrowers as payment of  bonuses for advancing   loans.  They are carried at the lower of average cost and market value.  Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  There is a risk that the Company may not be able to realize the carrying value due to unfavorable economic and equity market conditions.

The Company continues to manage and reclaim mineral properties located in California and the Yukon.  Environmental laws and regulations are continually evolving in the regions in which the Company operated.  The Company’s policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, the Company continues to update it closure plans as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that the Company’s cost estimates for the remaining reclamation obligations may be insufficient.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new pronouncements relating to revenue recognition and is recognizing revenue from sales of precious metals when title has passed.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

OTHER DATA

Restatement of Note 20 to Notes to Consolidated Financial Statements December 31, 2003 and 2002- United States Generally Accepted Accounting Principles

Effective January 1, 2003, the Company had adopted Statement of Financial Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”  For Canadian GAAP purposes this change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated.  For US GAAP purposes the Company would record a cumulative adjustment in the statement of earnings for the difference between the amounts recognized prior to the adoption of SFAS No. 143 and the net amount recognized according SFAS No. 143.

Following the release of the annual consolidated financial statements to shareholders in May 2004, the Company determined that this change in accounting policy had incorrectly been applied retroactively and not as a cumulative effect adjustment in the reconciliation to US GAAP.  The tabular information presented in Note 20 to the consolidated financial statements was restated in the Form 20-F Annual Report filed with the Canadian Securities Commissions and US Securities Commission from that previously released to shareholders to reflect the change in accounting policy as a cumulative effect adjustment in the year ended December 31, 2003.

The restatement of Note 20 has no impact to the Company’s consolidated financial statements for the year ended December 31, 2003, 2002 and 2001 which are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  The restatement only applies to the Company reconciliation to material measurements differences between Canadian GAAP and US GAAP.

The restated Note 20 in the Form 20-F Annual Report is available for viewing on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Share Position

At the Company’s annual general meeting held in June 2004, the shareholders approved the amendments to the Company’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (the Class A and Class B Amendments) that became effective June 22, 2004.  The general effect of the Class A and B Amendments was, among other things, to amend the voting rights of the Class B shares to one vote per share and allow the Class B shareholders to convert each Class B share into 1.25 Class A share.  The Class A and Class B Amendments also provided the Company with the right to give notice of conversion of each Class B share into 1.25 Class A shares.

On October 8, 2004, the Company gave notice of conversion of each Class B share into 1.25 Class A share.  All remaining issued and outstanding Class B shares were converted at that time and Class B shares were delisted from the Toronto Stock Exchange.

As at November 4, 2004, Quest’s issued outstanding share position was 88,657,568 Class A Voting Shares and nil Class B Voting Shares.

Outstanding Warrants:

Number	Exercise	Expiry
Of Warrants	Price	Date
1,808,000	$1.24	December 23, 2004
8,333,335	$1.50	June 30, 2008
5,000,000	$1.60	October 20, 2008
15,141,335
	Outstanding Options:
Number	Exercise	Expiry
Of Options	Price	Date

113,333	$0.81	October 22, 2007
300,000	$1.51	August 19, 2009
6,912,500	$1.95	November 20, 2008
66,665	$1.80	May 18,2005
7,392,498

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, bridge loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of bridge loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Quest Capital Corp.
Consolidated Balance Sheets as of
(expressed in thousands of Canadian dollars - Unaudited)
	September 30,	December 31,
	2004	2003

Assets
Current Assets
Cash and cash equivalents	$15,478	$31,797
Appropriated and restricted cash	6,835	3,259
Accounts receivable	-	853
Marketable securities (Market Value - 2004 $1,583; 2003 - $1,436)	1,292	1,097
Loans and convertible debentures	50,592	26,612
Prepaids and other receivables	975	1,523
Inventories	-	72

	75,172	65,213

Investments (Market Value - 2004 $19,504; 2003 - $21,538)	15,661	12,969
Loans and convertible debentures	4,505	5,647
Resource assets	2,006	2,149
Appropriated and restricted cash	8,792	9,690
Other assets	442	442

	$106,578	$96,110

Liabilities
Current liabilties
Accounts payable	$2,264	$1,902
Deferred revenue	1,020	616

	3,284	2,518

Asset Retirement Obligation	6,644	10,491

	9,928	13,009
Shareholders' Equity
Share capital	80,760	80,708
Warrants and options	3,881	2,779
Retained earnings/(deficit)	10,494	(2,041)
Currency translation adjustment	1,515	1,655

	96,650	83,101

	$106,578	$96,110

Commitments (note 7)

Quest Capital Corp.
Consolidated Statement of Retained Earnings/(Deficit)
For the period ended
(expressed in thousands of Canadian dollars, - unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

Retained Earnings/(Deficit) - Beginning of Period	$ 6,728	$ -	$ (2,041)	$ (180,963)
Net Earnings (Loss) for the Period	3,766	2,877	12,535	3,528
Distribution to Shareholders	0		0	(5,272)
Cancellation of Shares		(30)		(30)
Reduction of stated capital	0		0	185,584
Retained Earnings - End of Period	$ 10,494	$ 2,847	$ 10,494	$ 2,847

Quest Capital Corp.
Consolidated Statement of Earnings
For the period ended
(expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Revenues
Interest and related fees	$ 3,194	$ 1,376	$ 8,007	$ 2,237
Management and finders fees	304	209	1,318	209
Gold Sales (note 1(c))	-	1,370	-	4,831

	3,498	2,955	9,325	7,277
Expenses/(Income)
Cost of sales (note 1(c))	-	839	-	2,792
Depreciation and depletion	-	74	-	160
Accretion	91	158	363	527
Salaries & benefits	371	151	1,154	247
Stock based compensation	410	-	1,102
Professional services	122	346	659	776
Legal	116	160	427	391
Office, insurance and other	99	132	417	322
Director's fees	101	2	154	2
Corporate relations	36	68	258	173
Exploration	-	22	-	217
Royalties	-	11	-	(43)

	1,346	1,963	4,534	5,564

Earnings before the following	2,152	992	4,791	1,713

Other income - (note 1(c))	1,805	3	4,436	87
Provision for loan losses	-	-	(75)	-
Gain on sale of marketable securities and investments	327	1,786	2,738	2,500
Write-down of marketable securities and investments	(1,000)	-	(1,075)	(97)
Goodwill impairment	-	(430)	-	(430)
Foreign exchange gain/(loss)	(55)	134	536	(1,058)
Gain on disposition of resource assets	444	22	516	625
Changes in asset retirement obligations	109	535	671	622

Earnings before income taxes	3,782	3,042	12,538	3,962

Income tax (recovery) expense	16	165	3	434

Net earnings for the period	$ 3,766	$ 2,877	$ 12,535	$ 3,528

Basic and Fully Diluted Earnings per Share	0.04	0.03	0.14	0.10
Weighted Average Shares Outstanding	88,097,592	82,607,452	87,685,295	34,604,694

Quest Capital Corp.
Consolidated Statements of Cash Flows for the Period Ended
(expressed in thousands of Canadian dollars - Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

Operating Activities

Earnings for the Period	$ 3,766	$ 2,877	$ 12,535	$ 3,528

Items not affecting cash
Stock based compensation	410	-	1,102	-
Depreciation	-	83	36	186
Gain on sale of marketable securities and investments	(327)	(1,786)	(2,738)	(2,500)
Write-down of marketable securities and investments	1,000	-	1,075	97
Provison for loan losses	-	-	75	-
Deferred interest and related fees	(1,508)	(374)	(3,846)	(585)
Shares received as finder's fees	-	-	(178)	-
Accretion expense	91	158	363	527
Goodwill impairment	-	430	-	430
Change in asset retirement obligations	(109)	(535)	(671)	(622)
Gain on disposal of resource assets	(444)	(22)	(516)	(625)
	2,879	831	7,237	436

Expenditures for reclamation and closure	(1,414)	(1,247)	(3,558)	(2,627)
Changes in non-cash balanced relating to operations	919	436	4,510	1,835
	2,384	20	8,189	(356)
Financing Activities
Net proceeds from shares issued	-	(270)	52	11,749

Cash flows from investing activities

Loans advanced	(14,024)	(4,051)	(22,913)	(10,305)
Expenditures on long term investments	(721)	(1,013)	(10,976)	(1,173)
Proceeds from sale of long term investments	965	4,197	11,533	4,197
(Increase) decrease in appropriated and restricted cash	(4,069)	4,185	(2,707)	4,150
Disposal of subsidiaries	-	-	-	(1,045)
Net cash acquired on the arrangement	-	-	-	14,064
Proceeds from disposal of resource assets	591	209	710	405
Expenditures for resource assets	(34)	(255)	(101)	(255)
	(17,292)	3,272	(24,454)	10,038

Foreign exchange gain (loss) on Cash Held in a Foreign Subsidiary	(237)	37	(106)	(1,163)

Change in Cash and Cash Equivalents	(15,145)	3,059	(16,319)	20,268
Cash and Cash Equivalents - Beginning of the Period	30,623	33,087	31,797	15,878

Cash and Cash Equivalents - End of Period	$ 15,478	$ 36,146	$ 15,478	$ 36,146

1.

Basis of Presentation

(a)

These consolidated financial statements should be read in conjunction with the most recent annual consolidated financials statements.

(b)

Certain comparative figures have been restated to conform to the current period’s presentation

(c)

Gold production from the wind-down of the Company’s resource operations has become nominal and, as a result, effective January 1, 2004, the resource operations are considered to be in the decommissioning stage of their operations.  As a result, the sale of gold is no longer recorded as Gold Sales.  Gold recovered in 2004 has been recorded as Other Income as it is sold.

2.

Change in Accounting Policy

On January 1, 2004, the Company adopted the new pronouncements relating to revenue recognition prospectively and recognizes revenue from sales of precious metals when title passes.  Previously sales of precious metal were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

3.

Loans and Convertible Debentures

Loans and convertible debenture analysis as at September 30, 2004 is as follows:

Current	Long-Term	Total
Loans	$50,461	$3,505	$53,966
Convertible debentures	1,645	1,000	2,645

Total	$52,106	$4,505	$56,611
Specific allowance	(1,514)	-	(1,514)

Carrying Value	$50,592	$4,505	$55,097

Loans and convertible debentures bear interest at various rates and are collateralized and/or supported by guarantees.  As at September 30, 2004, loans and convertible debentures are denominated in Canadian and United States dollars.  Of the total, $990,000 (US$780,000) is denominated in United States dollars and the remainder of $54,107,000 is denominated in Canadian dollars.  The fair value of the loans and convertible debenture is approximately equal to their carrying value.

4.

Share Capital

(a)

Authorized:

Unlimited First and Second Preferred Shares

Unlimited Class A Voting (“Class A”) and Class B Voting (“Class B”) Shares

(b)

Issued:

	Number of
	Shares	Amount
Class A Shares
Opening balance – December 31, 2003	83,194,934	$76,330
Warrants exercised	88,333	52
Class B shares converted to Class A shares	4,278,620	3,504

Closing balance – September 30, 2004	87,561,887	79,886
Class B Shares
Opening balance – December 31, 2003	4,276,851	$4,378
Converted to Class A shares	(3,422,903)	(3,504)

Balance – September 30, 2004	853,948	874

Total Share Capital		$80,760

On October 8, 2004, the Company converted the remaining issued and outstanding Class B shares into 1.25 Class A share for each Class B held.

(c)

Warrants and Options

Opening balance – December 31, 2003	$2,779
Stock-based compensation	1,102
Ending balance – September 30, 2004	$3,881

During 2004, the Company had 1,885,082 options of the total stock options outstanding vest to officers and directors.  The fair value cost of the options that vested during the nine months ended September 30, 2004 amounts to $1,102,000 (2003 – $Nil).

(d)

Warrants Outstanding

Number of	Exercise	Expiry
Warrants	Price	Date

1,836,250	$1.24	December 23, 2004
8,333,335	$1.50	June 30, 2008
5,000,000	$1.60	October 20, 2008

(e)

Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 8,852,000 Class A shares.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s Class A shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the nine months ended September 30, 2004, the change in stock options outstanding was as follows:

	Number of Options	Weighted Average Share Price

Opening balance – December 31, 2003	7,725,828	$1.97
Granted	300,000	1.51
Exercised	-	-
Expired	(633,330)	(2.44)

Ending balance – September 30, 2004	7,392,498	$1.91

Options Exercisable – September 30, 2004	4,701,551	$1.90

5.

Related Party Transactions

(a)

For the nine months ended September, 2004, the Company received $857,000 (2003 - $177,000) in management and finders fees from related parties by virtue of certain directors and officers in common.

(b)

Loans and convertible debentures include $3,489,000 in amounts due from related parties by virtue of certain directors and officers in common.  During the nine months ended September 30, 2004, the Company received $723,000 (2003 - $44,000) in interest and fees from related parties by virtue of certain directors and officers in common.

(c)

For the nine months ended September 30, 2004, the Company received $15,000 (2003 - $16,000) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

(d)

Marketable securities and investments include $8,743,000 of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common.  For the nine months ended September 30, 2004, the Company recorded a gain on disposal of securities of $275,000 (2003 - $1,316,000) from related parties by virtue of certain directors and officers in common.

6.

Segmented information

a)

The Company’s reportable operating segments are as follows:

	As of September 30, 2004
	Revenue	Depreciation / accretion	Income tax Expense (recovery)	Gains / (Write-downs)	Net earnings / (loss)	Total assets

Loans and investments	$8,007	$-	$-	$2,124	$10,131	$88,372
Management services	1,318	-	17	-	784	963
Resource properties	-	363	41	1,186	3,114	16,345
Other	-	-	(55)	-	(1,494)	898
	$9,325	$363	$3	$3,310	$12,535	$106,578

	As of September 30, 2003
	Revenue	Depreciation / accretion	Income tax Expense (recovery)	Gains / (Write-downs)	Net earnings / (loss)	Total assets

Loans and investments	$2,237	$-	$-	$1,345	$3,582	$78,228
Management services	209	-	130	-	79	1,092
Resource properties	4,831	160	397	1,247	2,028	15,551
Other		-	(93)	(430)	(2,161)	1,239
	$7,277	$160	$434	$2,162	$3,528	$96,110

* As of December 31, 2003

b) The Company operates in the following geographic areas:

	September 30, 2004		September 30, 2003
		Resource		Resource
	Revenue	assets	Revenue	assets*
Canada	$9,170	$1,338	$2,241	$1,238
United States	155	563	5,036	679
Peru	-	105	-	232

	$9,325	$2,006	$7,277	$2,149

* As at December 31, 2003

7.

Commitments and Subsequent Events

(a)

The Company has also entered into agreements to advance funds of $9,900,000.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other certain terms.

(b)

In September 2004, the Company entered into a Subscription and Support Agreement pursuant to which the Company, or purchasers designated by the Company, would subscribe on a private placement basis for approximately 14.9 million shares of Proprietary Industries Inc. (“Proprietary”) at a price of $0.60 per share to place in trust $4,500,000 of cash.  As at September 30, 2004, the $4,500,000 of cash placed in trust is classified as Current Appropriated and Restricted Cash.  In October 2004, the Subscription and Support Agreement was terminated and the $4,500,000 was returned to the Company.

(c)

In October 2004, the Company subscribed for approximately 27% of PPI Acquisition Corp (“PPI”), a private company.  In addition the Company entered into commitment letter with PPI pursuant to which the Company has agreed to make a loan to PPI to finance PPI’s offer to acquire all of issued and outstanding Proprietary common shares at a price of $0.64 per share in cash (“Offer”). Pursuant to the terms of the commitment letter, the Company is required to lend approximately 27% of the amount necessary for PPI to purchase the common shares of Proprietary deposited to the Offer.  If all of the shares of Proprietary are deposited and taken-up under the Offer, the Company would be required to loan PPI approximately $10,200,000.

The Offer is subject to customary conditions, including a minimum deposit condition of a least a majority of the Proprietary common shares, including those shares held at the time of expiry of the Offer by PPI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	November 15, 2004	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.